Exhibit 99.5
VERSO TECHNOLOGIES, INC.
400 Galleria Parkway
Suite 200
Atlanta, Georgia 30339
September 20, 2006
Laurus Master Fund, LTD.
c/o Laurus Capital Management, LLC
825 Third Avenue, 14th Floor
New York, New York 10022

RE:	Security Agreement dated the date hereof among Verso Technologies, Inc., Verso Verilink, LLC, Telemate.Net Software, Inc. and Laurus Master Fund, LTD. (the “Agreement”; all capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to such terms in the Agreement).
Ladies and Gentlemen:
     This letter will confirm our agreement with respect to the issuance of an additional warrant to purchase shares of Common Stock of the Parent in connection with the Agreement. The Parent will issue to Laurus upon the earlier of (1) the date that is 18 months from the date hereof and (2) the date upon which the Tranche B Availability Amount equals $6,000,000 (without regard to the monthly reductions thereto commencing on February 1, 2007) a Common Stock Purchase Warrant exercisable for 660,939 shares of Common Stock of the Parent during a five year period following the date of issuance thereof (and otherwise on the same terms (including, without limitation, the exercise price) as the Warrant issued by the Parent to Laurus on the date hereof exercisable for 1,321,877 shares of Common Stock of the Parent).
     If the foregoing accurately reflects our agreement with respect to the matters addressed herein, then please execute this letter in the space below and return a copy to the undersigned by facsimile to (678) 589-3780.
[Signatures on following page]

Laurus Master Fund, LTD.
September 20, 2006

Sincerely, VERSO TECHNOLOGIES, INC.
By:	/s/ Juliet M. Reising
Name:	Juliet M. Reising
Title:	Chief Financial Officer

AGREED AND ACCEPTED BY:

LAURUS MASTER FUND, LTD.

By:	/s/ David Grin

Name:	David Grin

Title:	Director